                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*



                               Factual Data Corp
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   308094106
        _______________________________________________________________
                                (CUSIP Number)

Continental Illinois Venture Corporation, 231 South LaSalle Street 7L, Chicago,

                                   IL 60697
                                (312) 828-8021
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 6, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 303094106                                      PAGE 2 OF 7  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Continental Illinois Venture Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    16,074

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   16,074

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    16,074


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------

----------------------------------         -------------------------------------
CUSIP No. 303094106                          Page 3 of 7 Pages
          ---------                              ---  ---
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          This Amendment No. 1 (this "Amendment") to the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on April 9, 1999 (the "Schedule 13D") is being filed to provide (i) information regarding the disposition by CIVC (as defined in Schedule 13D) of all of its shares of common stock of the Company (as defined in Schedule 13D) and (ii) certain disclosure that was inadvertently omitted from the Schedule 13D regarding Bank of America Corporation, a Delaware corporation, but which disclosure is required by General Instruction C to Schedule 13D. All capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in the
Schedule 13D.

Item 2.   Identity and Background
          -----------------------

          Item 2 of the Schedule 13D is amended to include, immediately after the first paragraph of such Item 2, the following new paragraph:

          This statement is also being filed on behalf of Bank of America Corporation, a Delaware corporation (the "Bank"), as the parent and, through an intermediate subsidiary, sole owner of 100% of the issued and outstanding capital stock of CIVC and, therefore, the corporation ultimately in control of CIVC. The Bank's principal business is acting as a multi-bank holding company and the address of its principal business and principal office is 100 North Tryon Street, Charlotte, North Carolina 28255.

          Item 2 of the Schedule 13D is further amended by inserting, immediately after the phrase "of CIVC" in the first sentence of the second paragraph of such Item 2, the following text:

          and the directors and executive officers of the Bank

          Item 2 of the Schedule 13D is further amended by striking the text "none of CIVC has and, to the knowledge of CIVC" from the second sentence of the existing third paragraph of such Item 2, and inserting, in lieu thereof, the following text:

          none of CIVC or the Bank has and, to the knowledge of CIVC and the Bank

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 of the Schedule 13D is amended to include, immediately after the last sentence of paragraph (a) of such Item 5, the following new sentence:

          Therefore, the Bank, as the indirect owner of 100% of the equity of CIVC, may be deemed to be the beneficial owner of 1,112,829 shares, or 20.6%, of the total issued and outstanding shares of Common Stock reported as being beneficially owned by CIVC on the Schedule 13D.

          Item 5 of the Schedule 13D is further amended by striking the text "Not applicable." from paragraph (e) of such Item 5, and inserting, in lieu thereof, the following text:

          In June 1999, CIVC transfered a total of 16,074 shares of Common Stock, representing approximately 0.3% of the total issued and outstanding shares of Common Stock, to five individuals. Pursuant to an irrevocable proxy executed by each of the five individuals (each, a "Proxy" and collectively, the "Proxies"), CIVC retains the right to vote the 16,074 shares of Common Stock. A form of the Proxies is filed as Exhibit 6 under Item 7 below. Consequently, CIVC may be deemed to be the beneficial owner of such shares; however, CIVC disclaims beneficial ownership of such shares.

          On October 6, 1999, CIVC contributed 1,096,755 shares of Common Stock, representing all of the Common Stock held by CIVC on the date of such contribution, to CIVC Fund, L.P., a Delaware limited partnership ("CIVC Fund"), pursuant to a Contribution Agreement (the "Contribution Agreement") by and among CIVC, CIVC Fund, CIVC Partners, LLC, a Delaware limited liability company ("General Partner"), CIVC SBIC Fund, LLC, a Delaware limited liability company ("SBIC Fund"), and BankAmerica Investment Corporation, a Delaware corporation ("BAIC"). Pursuant to the Contribution Agreement, CIVC Fund contributed the 1,096,755 shares of

----------------------------------          ------------------------------------
CUSIP No. 303094106                          Page 4 of 7 Pages
          ---------                              ---  ---
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Common Stock to SBIC Fund. As a result of such transaction, CIVC no longer owns any shares of Common Stock and this Amendment reports the termination of the obligation of CIVC to make further filings with respect to the Common Stock. Concurrently with the filing of this Amendment, SBIC Fund is filing an initial report on Schedule 13D to reflect, among other things, its ownership of the Common Stock of Factual Data Corp. As described in such Schedule 13D, the Bank may be deemed to be the beneficial owner of the shares of Common Stock received by SBIC Fund from CIVC.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

          Item 6 of the Schedule 13D is amended to include, immediately after the first sentence of the first paragraph, the following new sentence:

          Haley LLC is a wholly-owned subsidiary of CIVC.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          Item 7 of the Schedule 13D is amended to include the following exhibits being filed herewith as Exhibits 5 and 6 to this Amendment:

          5. Contribution Agreement, dated as of October 6, 1999, by and among CIVC, CIVC Fund, General Partner, SBIC Fund and BAIC.

          6. Proxy granted to CIVC, dated June 14, 1999, by Leonard Friedel relating to 3,091 shares of Common Stock (because the Proxies are substantially identical in all material respects, except with respect to the individual executing the relevant Proxy and the number of shares of Common Stock covered thereby, a copy of only one of the Proxies is filed as Exhibit 6 herewith).

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1999


                                        CONTINENTAL ILLINOIS VENTURE CORPORATION



                                        By: /s/ Daniel G. Helle
                                        Name:  Daniel G. Helle
                                        Title:  Managing Director

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CUSIP No. 303094106                          Page 5 of 7 Pages
          ---------                              ---  ---
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                                  SCHEDULE I

          Schedule I of the Schedule 13D is hereby amended to include the following information with respect to the directors and executive officers of Bank of America Corporation:

                                  DIRECTORS:

Name                    Business Address                           Principal Occupation
----                    ----------------                           --------------------
Charles W. Coker        Post Office Box 160                        Chairman, Sonoco Products Company
                        Hartsville, South Carolina 29551-0160

Timm F. Crull           c/o Hallmark Cards, Inc.                   Retired Chairman and Chief Executive
                        1024 East Balboa Boulevard                 Officer, Nestle USA, Inc.
                        Newport Beach, California 92661

Alan T. Dickson         1800 Two First Union Center                Chairman of the Board of Directors,
                        Charlotte, North Carolina 28282            Ruddick Corporation

Kathleen F. Feldstein   147 Clifton Street                         President, Economics Studies, Inc.
                        Belmont, Massachusetts 02478

Paul Fulton             First Stratford Building                   Chairman and Chief Executive
                        101 South Stratford Road                   Officer, Bassett Furniture
                        Winston-Salem, North Carolina 27104        Industries, Inc.

Donald E. Guinn         Pacific Telesis Center                     Chairman Emeritus,
                        130 Kearney Street, Room 3704              Pacific Telesis Group
                        San Francisco, California 94108

James H. Hance, Jr.     Bank of America Corporate Center           Vice Chairman and Chief Financial
                        100 North Tryon Street                     Officer, Bank of America Corporation
                        Charlotte, North Carolina 28255

C. Ray Holman           Post Office Box 5840                       Chairman and Chief Executive
                        St. Louis, Missouri 63134                  Officer, Mallinckrodt, Inc.

W.W. Johnson            Post Office Box 448                        Chairman, Executive Committee, Bank
                        SC3-240-18-17                              of America Corporation
                        Columbia, South Carolina 29202

Kenneth D. Lewis        Bank of America Corporate Center           President and Chief Operating
                        100 North Tryon Street                     Officer, Bank of America Corporation
                        Charlotte, North Carolina 28255

Walter E. Massey        Office of the President                    President, Morehouse College
                        830 Westview Drive
                        Atlanta, Georgia 30314

Hugh L. McColl, Jr.     Bank of America Corporate Center           Chairman and Chief Executive
                        100 North Tryon Street                     Officer, Bank of America Corporation
                        Charlotte, North Carolina 28255

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CUSIP No. 303094106                          Page 6 of 7 Pages
          ---------                              ---  ---
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
Name                    Business Address                           Principal Occupation
----                    ----------------                           --------------------
Richard M. Rosenberg    555 California Street, 11th Floor          Retired Chairman and Chief Executive
                        San Francisco, California 94194            Officer, BankAmerica Corporation and
                                                                   Bank of America NT & SA

O. Temple Sloan, Jr.    Post Office Box 26006                      Chairman and Chief Executive
                        Raleigh, North Carolina 27611              Officer, General Parts Inc.

Meredith R. Spangler    668 Hempstead Place                        Trustee and Board Member
                        Charlotte, North Carolina 28207-2320

Ronald Townsend         Gannett Television                         Communications Consultant
                        c/o WTLV-TV12
                        1070 East Adams Street
                        Jacksonville, Florida 32202

Solomon D. Trujillo     1801 California Street, 52nd Floor         Chairman, President and Chief Executive
                        Denver, Colorado 80202                     Officer, U S West

Jackie M. Ward          5775 Peachtree-Dunwoody Road               President and Chief Executive
                        Building G, Fourth Floor                   Officer, Computer Generation
                        Atlanta, Georgia 30342                     Incorporated

Virgil R. Williams      2076 West Park Place                       Chairman and Chief Executive
                        Stone Mountain, Georgia 30087              Officer, Williams Group
                                                                   International, Inc.

Shirley Young           300 Renaissance Center                     Vice President, General Motors
                        Detroit, Michigan 48265                    Corporation

                            EXECUTIVE OFFICERS:

Name                    Business Address                           Principal Occupation
----                    ----------------                           --------------------
Hugh L. McColl, Jr.     Bank of America Corporate Center            Chairman and Chief Executive
                        100 North Tryon Street                      Officer, Bank of America Corporation
                        Charlotte, North Carolina 28255

James H. Hance, Jr.     Bank of America Corporate Center            Vice Chairman and Chief Financial
                        100 North Tryon Street                      Officer, Bank of America Corporation
                        Charlotte, North Carolina 28255

Kenneth D. Lewis        Bank of America Corporate Center            President and Chief Operating
                        100 North Tryon Street                      Officer, Bank of America Corporation
                        Charlotte, North Carolina 28255

\

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CUSIP No. 303094106                          Page 7 of 7 Pages
          ---------                              ---  ---
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
Name                          Business Address                          Principal Occupation
----                          ----------------                          --------------------
Michael J. Murray             555 California Street, 40th Floor         President, Global Corporate and
                              San Francisco, California 94104           Investment Banking, Bank of
                                                                        America Corporation

F. William Vandiver, Jr.      Bank of America Corporate Center          Corporate Risk Management Executive,
                              100 North Tryon Street                    Bank of America Corporation
                              Charlotte, North Carolina 28255
